Exhibit 99.6

CEO AND CFO SECTION 906 CERTIFICATION

February 1, 2013

Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549

Ladies and Gentlemen:

The certification set forth below is being submitted to the Securities and Exchange Commission for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

Claude Mongeau, President and Chief Executive Officer, and Luc Jobin, Executive Vice-President and Chief Financial Officer, of Canadian National Railway Company, each certifies that, to the best of his knowledge:

1.	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canadian National Railway Company.

/s/ Claude Mongeau Claude Mongeau President and Chief Executive Officer	/s/ Luc Jobin Luc Jobin Executive Vice-President and Chief Financial Officer